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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                            Harvey Electronics, Inc.
                                (Name of Issuer)
                  ---------------------------------------------
                     Common Stock, par value $0.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)
                 ----------------------------------------------
                                    417660107
                 ----------------------------------------------
                                 (CUSIP Number)
                 ----------------------------------------------

                    Ruskin, Moscou, Evans & Faltischek, P.C.
                              170 Old Country Road
                                Mineola, NY 11501
                              Attention Paul Rubell
                                 (516) 663-6600
                -----------------------------------------------

     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                ------------------------------------------------
                                  April 7, 1998
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

The filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box shape [].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------------------                    ----------------------------
   CUSIP No. 417660107                             Page 2 of 4 Pages
-------------------------------                    ----------------------------

-------------------------------------------------------------------------------
----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Michael E. Recca
----------- -------------------------------------------------------------------
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [  ]

            (b) [  ]

----------- -------------------------------------------------------------------
----------- -------------------------------------------------------------------
    3       SEC USE ONLY
----------- -------------------------------------------------------------------
----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            oo
----------- -------------------------------------------------------------------
----------- -------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- -------------------------------------------------------------------
----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
----------- -------------------------------------------------------------------
     NUMBER OF
       SHARES             7       SOLE VOTING POWER
    BENEFICIALLY
      OWNED BY                    5,000 shares
        EACH
     REPORTING
       PERSON
        WITH
                      ----------- --------------------------------------------
                      ----------- --------------------------------------------

                          8       SHARED VOTING POWER

                                  1,750,000 shares
                      ----------- --------------------------------------------
                      ----------- --------------------------------------------

                          9       SOLE DISPOSITIVE POWER

                                  5,000 shares
                      ----------- --------------------------------------------
                      ----------- --------------------------------------------

                      10          SHARED DISPOSITIVE POWER

                                  1,750,000 shares
--------------------- ----------- --------------------------------------------

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,755,000
--------------- --------------------------------------------------------------

--------------- --------------------------------------------------------------

     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[]

--------------- --------------------------------------------------------------
--------------- --------------------------------------------------------------

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                53.5%
--------------- --------------------------------------------------------------
--------------- --------------------------------------------------------------

14              TYPE OF REPORTING PERSON*

                IN
--------------- --------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 2 of 5 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

     Item 1. Security and Issuer.

     This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Harvey Electronics, Inc., a New York corporation (the "Company"), having its principal executive offices at 205 Chubb Avenue, Lyndhurst, New Jersey 07071.

     Item 2. Identity and Background.

     This statement is being filed by Michael E. Recca, a citizen of the USA, having business offices at 100 Wall Street, New York, New York 10005. Mr. Recca's present occupation is consulting. The organization in which Mr. Recca's employment is conducted is Recca & Company, Inc. whose principal business is financial consulting with an address at 100 Wall Street, New York, New York
10005. Mr. Recca is also an employee of Taglich Brothers, D'Amadeo, Wagner & Co., Inc., an NASD registered broker-dealer. Mr. Recca is also a member and manager of Harvey Acquisition Company, LLC, a Delaware limited liability company ("HAC"). Mr. Recca is filing this amendment to Schedule 13D because of his position with HAC.

     During the last five (5) years, Mr. Recca has not been convicted in any criminal proceeding and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration.

     On March 31, 1998, a registration statement filed by the Company on Form SB-2 (the "Registration Statement") was declared effective by the Securities and Exchange Commission (the "Commission"). The Registration Statement related to the offer and sale (the "Offering") of (i) 1,200,000 shares of Common Stock at a public offering price of $5.00 per share and (ii) 1,830,000 redeemable common stock purchase warrants ("Warrants") at a public offering price of $0.10 per Warrant. The Warrants will be exercisable at $5.50 per share. The 1,200,000 shares of Common Stock registered in the Offering included 175,000 shares owned by HAC (as selling securityholder).

     The offering was completed on April 7, 1998. HAC sold 175,000 shares ("HAC Shares") to the underwriters, and received net proceeds of $761,250 (after deducting the underwriters' discounts and non-accountable expense allowance of $113,750).

     On April 15, 1998, HAC purchased 10,000 shares of Common Stock from InterEquity Capital Partners ("InterEquity") for an aggregate purchase price of $50,000. The source of the funds was HAC's working capital.

     Item 4. Purpose of Transaction.

     HAC sold the 175,000 HAC Shares in the Offering to obtain working capital and for general corporate purposes.

     HAC purchased the 10,000 shares of Common Stock from InterEquity in consideration of InterEquity's agreement with the underwriters in the Offering to lock up its remaining shares of Common Stock.

     Except as set forth in this Amendment to Schedule 13D, HAC currently has no other plans or proposals which relates to, or would result in, the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; a sale or transfer of a material amount of the assets of the issuer or any of its subsidiaries; any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the issuer; any other material change in the issuer's business or corporate structure; changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; causing a class of the securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or any action similar to those enumerated in response to this item.

     Item 5. Interest in Securities of the Issuer.

     (a) Michael E. Recca owns beneficially 1,755,000 shares of Common Stock as of the date of this amendment to Schedule 13D, which represents 53.5% percent of the issued and outstanding shares of Common Stock.

     (b) Mr. Recca has the sole power to vote, or to direct the vote, and to dispose of, or to direct the disposition of, 5,000 shares of Common Stock.

     (c) Mr. Recca shares the power to vote, or to direct the vote, and to dispose of, or to direct the disposition of, all 1,750,000 shares of Common Stock he owns with HAC.

     (d) During the past sixty (60) days, Mr. Recca has not effected any other transactions in Common Stock except as set forth herein or as otherwise reported on previous Schedules 13D.

     (e) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Mr. Recca, other than HAC.

     (f) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None


     Item 7. Material to be Filed as Exhibits.

     None.


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: April 15, 1998




                                             /s/Michael E. Recca
                                             -----------------------------
                                             MICHAEL E. RECCA